September 2, 2009

Ms. Kathryn McHale

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N. E.

Washington, D. C.  20549-4561

Re:          First Regional Bancorp

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-Q for the Period Ended March 31, 2009

File No. 000-10232

Dear Ms. McHale:

Thank you for your letter of August 5, 2009 concerning recent filings of First Regional Bancorp (the “Company”).

We appreciate the constructive tone and intent of your letter.  Please rest assured of our continued commitment to full compliance with the applicable disclosure requirements, and to providing readers with clear and informative disclosure.  We believe your letter and the comments it contains will assist us in achieving these objectives.

We acknowledge that:

•      The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

What follows are your comments and our responses to the comments contained in your August 5, 2009 letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.             We note that you have designated “nonaccelerated filer” on the cover of your 10-K, but have provided disclosure consistent with a “smaller reporting company.”  Please confirm that you intend to change your designation on future filings or amend the 10-K to include the appropriate disclosure.

The 10-K for 2008 was marked “Nonaccelerated filer”, but included all disclosures required for an “accelerated filer” as the Company was an accelerated filer through December 31, 2007.  The Company changed to Nonaccelerated filer due to a decrease in market capitalization as of June 30, 2008.  The 2009 proxy was filed with disclosures as a “smaller reporting company” which was the appropriate category at the time of the proxy filing.  The 2009 Form 10-Q’s and future filings will continue to include disclosures required for an accelerated filer.

2.             Please revise future filings to provide a discussion of your underwriting policies and procedures for all major loan products in each lending category.  Discuss lending requirements such as loan-to-value ratios, credit requirements and documentation requirements.  Discuss the terms of your variable rate loans, including whether or not they are underwritten at fully indexed rates.  To the extent variable rate loans are not underwritten at fully indexed rates, please include a discussion of how you monitor credit risk associated with the potential impact of future rate resets.

The Company intends to include the following updated and additional disclosures in its September 30, 2009 Form 10-Q and in future 10-Q and 10-K filings:

Lending operations are focused on specialized niche segments rather than the types of credit products that one might consider typical for financial institutions.  The Company has no involvement in consumer lending, such as home mortgages, homeowner equity lines of credit, consumer installment loans, credit cards, and so forth.  Instead, the Company focuses its lending operations on construction loans, mini-perm loans on income properties, bridge loans on income properties, land loans, and unsecured commercial loans (both term loans and lines of credit) to corporations and professionals.  Each loan is different, and is individually underwritten.  The underwriting process includes an evaluation of the borrower’s credit history using credit reporting resources, but the Company does not utilize FICO scores or other credit scoring models.  The Company’s loan products and the related underwriting expectations at loan inception are as follows:

Construction Loans

Construction loans are made for the purpose of constructing residential or nonresidential structures for sale or investment, and are secured by a first lien on the subject property.  The Company’s construction loans are typically underwritten to have a loan-to-value ratio (“LTV”) of 75% or less based on the as-finished value of the project, with the borrower expected to provide cash equity in the project for the balance.  Loans typically require the personal guaranty of the borrowing entity’s principal owner, and the borrower must demonstrate a clear credit history and be able to document sufficient net worth and liquidity to provide appropriate support to the credit.  Loans are typically granted for terms of up to 24 months, although loans may be extended if additional time is needed to complete or market the project.  Loans typically are interest-only with interest payments due monthly.  In most cases the monthly interest payments are made by using interest reserves that are estimated and held back for this purpose from the proceeds of the loan at loan inception.  The construction loan balance including accrued interest is then due at maturity.  Interest is payable monthly by the borrower on construction loans that have fully utilized their interest reserves.  Loans typically are priced at a margin over Wall Street Journal Prime, and are fully-indexed from inception.  Interest rates are adjusted on a daily basis; that is, interest rates are updated on each day on which the Wall Street Journal Prime rate is changed.  Construction loans are typically repaid from the sale of the project at completion, or by permanent financing obtained by the borrower for properties built for investment purposes.

Mini-perm Loans

Mini-perm loans are made for the purpose of acquiring or holding an income producing property for a short to intermediate term, and are secured by a first lien on the subject property.  The Company’s mini-perm loans are typically underwritten to have a loan-to-value ratio (“LTV”) of 80% or less based on the stabilized value of the project, with the borrower expected to provide cash equity in the project for the balance.  Typical mini-perm loan underwriting calls for the property’s stabilized cash flow to provide debt service coverage of 115% or more, and we “stress test” that cash flow to gauge the impact of a 200 basis point increase in interest rates.  Loans typically require the personal guaranty of the borrowing entity’s principal owner, and the borrower must demonstrate a clear credit history and be able to document sufficient net worth and liquidity to provide appropriate support to the credit.  Loans are typically granted for terms of up to five years, although loans may be extended.  Loans typically call for monthly payments of principal and interest based on a 25-year amortization schedule, with the balance due at maturity.  Loans typically are priced at a margin over Wall Street Journal Prime, adjusting daily, and are fully-indexed from inception.  Mini-perm loans are typically repaid from the sale of the property, or by permanent financing obtained by the borrower.

Bridge Loans

Bridge loans are short term loans made for the purpose of acquiring or holding an income producing property during a period of renovation, repositioning, or other enhancement, and are secured by a first lien on the subject property.  The Company’s bridge loans are typically underwritten to have a loan-to-value ratio (“LTV”) of 80% or less based on the stabilized value of the project, with the borrower expected to provide cash equity in the project for the balance.  Typical bridge loan underwriting calls for the property’s stabilized cash flow to provide debt service coverage of 115% or more, and we “stress test” that cash flow to gauge the impact of a 200 basis point increase in interest rates.  Loans typically require the personal guaranty of the borrowing entity’s principal owner, and the borrower must demonstrate a clear credit history and be able to document sufficient net worth and liquidity to provide appropriate support to the credit.  Loans are typically granted for terms of up to 24 months, although loans may be extended.  Loans typically are interest-only with payments due monthly and the balance due at maturity.  Loans typically are priced at a margin over Wall Street Journal Prime, adjusting daily, and are fully-indexed from inception.  Bridge loans are typically repaid from the sale of the property, or by permanent financing obtained by the borrower.

Land Loans

The Company’s land loans are similar in structure and purpose to its bridge loans, in that they are short term loans made for the purpose of acquiring or holding land during a period of entitlement or other enhancement.  The loans are secured by a first lien on the subject property.  The Company’s land loans are typically underwritten to have a loan-to-value ratio (“LTV”) of 60% or less based on the “as-is” appraised value of the property, with the borrower expected to provide cash equity in the project for the balance.  Loans typically require the personal guaranty of the borrowing entity’s principal owner, and the borrower must demonstrate a clear credit history and be able to document sufficient net worth and liquidity to provide appropriate support to the credit.  Loans are typically granted for terms of up to 24 months, although loans may be extended.  Loans typically are interest-only with payments due monthly and the balance due at maturity.  Loans typically are priced at a margin over Wall Street Journal Prime, adjusting daily, and are fully-indexed from inception.  Land loans are typically repaid from the sale of the property, or by construction financing obtained by the borrower once property entitlements have been obtained.

Unsecured Commercial Loans — Term Loans

The Company’s unsecured commercial term loans are short to intermediate term loans made for a variety of purposes.  Typical uses of term loans are for the acquisition of plant, equipment, or other assets that will generate an income stream sufficient to repay the loan over its term.  Loans are typically unsecured, although in some cases the loan will be supported by a lien on certain borrower assets.  The Company typically does not engage in accounts receivable, inventory, or other “asset based” lending types.  Loans typically require the personal guaranty of the borrowing entity’s principal owner, and the borrower must demonstrate a clear credit history and be able to document sufficient net worth, income, and liquidity to provide appropriate support to the credit.  Loans are typically granted for terms of up to 60 months, although loans may be extended..  Loans typically call for monthly payments of principal and interest, with any remaining balance due at maturity.  Loans typically are priced at a margin over Wall Street Journal Prime, adjusting daily, and are fully-indexed from inception.  Term loans are typically repaid from the income stream generated by the borrower, or from other borrower assets.

Unsecured Commercial Loans — Lines of Credit

The Company’s unsecured commercial lines of credit are term loans made for a variety of purposes.  Typical uses of lines of credit are to provide working capital to borrowers, or for the acquisition of inventories that will be liquidated to generate an income stream sufficient to repay the loan over its term.  Lines of credit typically require the personal guaranty of the borrowing entity’s principal owner, and the borrower must demonstrate a clear credit history and be able to document sufficient net worth, income, and liquidity to provide appropriate support to the credit.  Lines of credit are typically granted for terms of up to 12 months, although lines of credit are often extended on an annual basis.  Lines of credit typically call for monthly interest-only payments, with any remaining balance due at maturity.  Lines of credit typically are revolving, in that the balance may be paid down and re-borrowed during the loan term, and typically borrowers are expected to be out of debt for at least a portion of the term of the line of credit.  Loans typically are priced at a margin over Wall Street Journal Prime, adjusting daily, and are fully-indexed from inception.  Lines of credit are typically repaid from the income stream generated by the borrower, or from other borrower assets.

Regulatory Agreement, page 11

3.             Please revise to disclose the following information regarding the Cease and Desist order (the “order”) issued by the FDIC and California DFI:

a.             Please revise to provide an expanded description of specific actions you are taking to comply with the provisions of the order and provide a discussion of your progress in addressing the issues set forth therein. Please include a description of changes made to your operating policies and procedures as a result of the order, impending operational changes and any changes to your accounting policies, procedures and methodologies.  Please update this discussion in subsequent future filings as necessary.

The June 30, 2009 Form 10-Q filed on August 14, 2009 included expanded disclosure, and we propose to include updated disclosure in similar format in subsequent filings on Form 10-K and Form 10-Q.  We have provided expanded disclosure in the Company’s June 30, 2009 Form 10-Q, as follows:

“What is the status of First Regional’s regulatory agreements?

First Regional’s wholly-owned subsidiary, First Regional Bank, consented to an agreement with the FDIC and the California Department of Financial Institutions in the form of an order to cease and desist, which become effective on February 23, 2009.

The Bank has already achieved substantial compliance with the agreement.  The principle components of the agreement, and the status of the Bank’s compliance efforts, are as follows:

•      Retain qualified management, and continue the active involvement of the board of directors in managing the Bank’s activities.

The Bank’s existing management remains in place; no changes in management were suggested or required, and none have been made.  The board of directors is maintaining its active involvement in the management of the Bank.

•      Increase capital by $12 million, increase capital ratios based on a pre-determined schedule, and develop a comprehensive capital plan to assure compliance with that schedule.  No dividends may be declared without prior regulatory approval.

The $12 million capital increase called for in the agreement, as well as a subsequent $5 million contribution, was made by First Regional Bancorp in the first quarter of 2009 using its existing cash reserves.  The schedule referred to in the agreement calls for the Bank to increase its Tier 1 leverage ratio to 9.5% immediately, and to further increase it to 10% by September 30.  For the second quarter of 2009 the Bank’s Tier 1 leverage ratio (based on average assets) was 9.26%, but was 9.5% based on total assets at the end of the quarter.  A comprehensive capital plan was developed and adopted, which includes plans to meet the September 30 goal, and at this time that objective is expected to be met without the need to raise additional outside capital.  No dividends have been declared by the Bank.

•      Eliminate from the books any assets classified loss and a portion of any assets classified doubtful that have not already been charged-off or collected, and develop a comprehensive plan to reduce classified assets based on a pre-determined schedule.

The provision relates solely to the Bank’s classified assets as of June 30, 2008.  The assets classified loss and the portion of the assets classified doubtful were eliminated from the Bank’s books by the end of 2008.  The Bank developed a written plan to reduce the remaining classified assets, and has implemented it.  The schedule referred to in the agreement calls for the Bank to reduce the classified assets from their original level of $218 million to $130 million by June 30, and to $110 million by September 30.  As of June 30 the balance of the classified assets had been reduced to $101.5 million, meaning that the Bank has met both the June 30 and the September 30 goals.  The Bank is continuing its efforts to collect all of the classified assets even though the goals contained in the agreement have already been met.

•      Create and implement a plan to increase the diversification of the Bank’s lending activities.

The Bank has adopted and implemented the diversification plan called for in the agreement.  Under the plan, over time the Bank will reduce the amount of real estate lending it does, and increase its other types of lending.  The Bank has also adopted revised policies reducing the permissible amount of credit that may be extended to individual borrowers and their related interests.

•      Create and implement a comprehensive profit plan to improve the Bank’s earnings performance.

The profit plan called for in the agreement has been adopted and implemented.  While profits are expected to remain under pressure for a time as the Bank deals with its problem assets, improvement is anticipated in the future.

•      Update or revise the Bank’s written policies in the areas of credit administration and liquidity management.

Updated policies have been adopted by the board of directors for both of these functional areas and include a comprehensive liquidity contingency plan.

•      Correct all violations of laws or regulations, and take action to prevent future violations.

Such violations included certain technical violations, such as regulations requiring a bank to prepare an updated evaluation of real property value, even for a loan extension made with no new money lent.  It is believed that all previous violations of laws or regulations have been corrected, and that procedures are in place to prevent future violations.”

We propose to continue providing updated disclosure on a quarterly basis in the above format in the September 30, 2009 Form 10-Q and future filings on a quarterly basis.  Moreover, we propose to expand such disclosure in future filings to provide updated and additional specific details of our progress in addressing the issues identified.

With regard to operating policies and procedures as a result of the order, impending operational changes and any changes to accounting policies, procedures and methodologies, the focus of the order was primarily focused on updating or revising those policies to document our existing practices, rather than revising the practices themselves.  Such policy updates and revisions include the following:

Allowance for Loan and Lease Loss Policy was enhanced to ensure the Company’s written policy accurately reflects the Company’s current procedures.

Lending and Collection Policies

Financial Statement and Loan Applications section was slightly modified to ensure written policy accurately reflects the Company’s current procedures relating to the reconciliation of compiled or company prepared financial statements and tax statements relating to partnerships.

The Construction Loans section was enhanced to include the evaluation of any new construction lending staff and periodic reviews of all construction lending staff members.  It should be noted that all bank employees have a formal evaluation completed in accordance with the bank’s Human Resources department policies.

The Credit Administration section of the policy was enhanced to include a target limit for related borrower concentrations of 25% of Tier 1 Capital and reserves.

The Problem Credit Identification section was modified to include the benchmarks outlined in the Order, which state that the bank’s Watch List shall include relevant information on all loans in excess of $500,000 classified during an examination and all loans in excess of $1,000,000 that warrant individual review.  The bank’s practice is to generally include any problem loan on the Bank’s Watch List, if not already on the bank’s list of classified assets.  The bank intends to continue this practice.

The Exceptions to Policy section has been modified to include formal monitoring of compliance with loan policy guidelines.

Liquidity Policy

The Policy has been enhanced to include plans for achieving specific levels of liquidity which incorporates the reduction of volatile funding sources such as brokered deposits.

In future 10-Q and 10-K filings, we propose to provide expanded disclosure describing such policy updates and revisions, where material.

b.             Please specifically disclose whether there were any changes made to your allowance for loan loss methodology as a result of the order.  If so, please disclose your methodology prior to the changes, the specific changes made to the methodology and the financial statement impact of these changes.

There were no changes to our methodology for determining our allowance for loan and lease losses.  We have, however, continued to refine the qualitative analysis we perform pursuant to FAS 5 and FAS 114 to reflect changing economic and market conditions, including obtaining more frequent updated appraisals and valuations of real property securing our loans.  The Company experienced low loan losses in 2007 and prior years, but the deterioration of the economic climate in 2008 led to sharp declines in real estate values and resulted in a corresponding increase in loan losses in that year and continuing in 2009.  These events have led to ongoing adjustments in our qualitative analysis which is performed as part of our allowance for loan loss methodology, which is designed to consider the current economic environment and its effect on the various types of collateral securing our loans.

We propose to include enhanced disclosure in future 10-Q and 10-K filings to describe such developments.

c.             Please disclose the extent of any financial statement impact of complying with any of the requirements of the order.

The September 30, 2009 Form 10-Q and then future 10-K filings will include the following disclosures:

There was no material impact on the Company’s financial statements as a result of its compliance with the regulatory order although, there was a reallocation of Company resources devoted to order compliance.  The Company did experience an increase in professional expenses and FDIC insurance costs, but these items resulted from increased levels of nonperforming assets and related changes in the Company’s condition rather than from compliance with the regulatory order.

Nonperforming Loans, page 24

4.             In light of the material increase in loans that are past due 90 days and still accruing during 2008 and the quarter ended March 31, 2009, please revise future filings to disclose in greater detail why these loans continue to accrue interest. We note that as of December 31, 2008, the majority of these loans consisted of land loans but that at March 31, 2009, the majority of these loans consisted of construction loans.  Please provide additional disclosure regarding the reasons for the fluctuations in each type of loan past due greater than 90 days that are still accruing.  Please provide your proposed disclosure as of December 31, 2008 and March 31, 2009.

The September 30, 2009 Form 10-Q and then future 10-K filings will include the following disclosures:

The Company’s policy is to cease the accrual of interest on loans which become 90 days or more past due.  In limited circumstances, the Company will continue to accrue interest on a past due loan if it is considered well-secured and is in the process of collection or renewal.  Loans past due 90 days or more and still accruing interest represent less than 1% of the Company’s loans.

Loans past due 90 days and still accruing at each quarter end are either successfully resolved or are placed on nonaccrual status in the subsequent quarter.  Accordingly, the loans past due 90 days and still accruing at any quarter end are generally different from those of the preceding quarter end.  The composition of the loans past due 90 days and still accruing fluctuates in response to the changing characteristics of the underlying loans.

5.             We note the significant deterioration in the ratio of nonperforming loans as a percentage of the allowance for loan losses.  Specifically, nonperforming loans constituted approximately 10% of the allowance for loan losses at December 31, 2007 and increased to approximately 150% of the allowance at December 31, 2008.  Note that the percentage at December 31, 2008 does not include the significant increase in loans 90 days or more past due that were still accruing at that date.  Considering this trend and the significant charge-offs in the first and second quarters of 2009, along with the continued deterioration of your portfolio in those periods, please tell us and revise future filings to discuss this trend and how you specifically considered it in developing the provision and the allowance for loan losses at December 31, 2008 and at each subsequent balance sheet date.

We acknowledge your comments regarding the change in our ratio of nonperforming loans to the allowance for loan and lease losses.  Most of the Company’s nonperforming loans are secured by real estate, which mitigates loss exposure, and thus an increase in nonperforming loans does not necessarily result in a proportional increase in the allowance for loan and lease losses.  For example, in the quarter ended June 30, 2009 we added approximately $122 million to our nonperforming assets.  Of that addition, approximately $52 million represented construction loans that are currently in the sales phase of their development.  Approximately $38 million of the new nonperforming loans consist of four construction projects which are undergoing sales activity, and are expected to result in full principal recovery.

The increase in nonperforming loans does reflect deterioration in overall asset quality.  The Company has been able to isolate the losses to certain categories of loans, including land loans, condominium loans, and a related borrower loan concentration.  A migration analysis revealed that the $21 million in land loan losses in 2008 were isolated to four land loans in Riverside County.  These four loans represent $19 million or 90% of land loan losses in 2008.  The Company has minimal remaining land loan exposure in Riverside County.  The Company also incurred $21 million in losses on condominium construction in which $19 million resulted in two failed projects in El Cajon, California.  The Company does not have additional exposure in El Cajon.  The Company also incurred $27 million in losses related to a borrower concentration.  The Company has developed a workout plan that has reduced this borrower concentration to a manageable level.  Therefore, the Company incurred significant losses in a segment of the portfolio in which the risk is being actively managed.

Consistent with our established methodology described under item 3.b. above, the increase in reserve provisions for nonperforming assets is guided by applicable accounting guidelines.  Of particular note, pursuant to FAS 5 and FAS 114, our allowance for loan and lease losses already reflects the estimated loss exposure for collateral-dependent loans secured by real estate.  As described in our quarterly filings, which discuss our loan loss reserve methodology, it is these evolving loss estimates, rather than the trend in the ratio of nonperforming assets to the allowance for loan and lease losses, that drives our loan loss provisions and the allowance for loan and lease losses

In future 10-Q and 10-K filings, we propose to supplement our disclosure concerning our allowance for loan and lease loss methodology to include updated information on our ratio of nonperforming assets to the allowance for loan and lease losses.

Loan Portfolio and Provision for Loan Losses, page 47

6.             Given the significance of your variable-rate interest-only balloon payment loans, please revise to disclose the following:

a.             Please clarify whether the short-term or mini-perm loans are the only types of loans you originate that have interest only features.  If not, please describe the other types of loans that you originate with this feature and quantify the amounts of such loans, if material.

Other types of interest only loans as of June 30, 2009 and December 31, 2008 were as follows:

	June 30, 2009	December 31, 2008

Real estate construction loans	$560,080,000	$590,336,000
Commercial loans	$175,735,000	$227,223,000

Disclosure of these other loan types will be included in future 10-Q and 10-K filings.

b.             Please revise to disclose how often your variable rate loans reset, and provide a tabular disclosure, by year, of when these loans were originated.

We propose to disclose, in future filings on Form 10-K and Form 10-Q, the following:

The Company’s variable rate loans are priced at a margin over Wall Street Journal Prime, adjusting daily, and are fully-indexed from inception.  Because the Company’s variable rate loans adjust daily and are fully-indexed from inception, the year of origination of the Company’s loans does not have a material impact on borrower performance or loan defaults.

c.             Please revise to include a discussion of the significance of borrower defaults related to variable rate loans and how that trend has impacted your estimate of the allowance for loan losses.

The variable rate nature of the Company’s loans has not had a significant impact on borrower defaults.  A more important factor has been the current economic recession and its impact on property values.  The Company’s loan loss allowance methodology is designed to consider the current economic environment and its effect on the various types of collateral securing our loans.  The current economic environment has led to ongoing adjustments in the qualitative analysis, which is performed as part of our loan loss allowance methodology.

7.             Please revise to disclose how you define the term “sub-prime”.

Our understanding of the term, “sub-prime,” is that it commonly refers to financial institutions lending in ways which do not meet “prime” standards to the extent that puts the loans into the riskiest category of consumer and home mortgage loans typically sold in the secondary market.  These standards refer to various attributes of such consumer and home mortgage loans, including the size of the loan, “traditional” or “nontraditional” structure of the loan, borrower credit rating, ratio of borrower debt to income or assets, ratio of loan to value or collateral, and documentation provided on those loans which do not meet Fannie Mae or Freddie Mac underwriting guidelines for prime mortgages (that is, they are “nonconforming”).

The Company does not, and has not, participated in the market for such consumer and home mortgage lending, whether “prime” or “sub-prime.”  As it is inapplicable to the Company, and in the interest of clarity, we propose to delete any reference to “sub-prime” in future filings on Form 10-K and Form 10-Q.

Liquidity, Sources of Funds and Capital Resources, page 52

8.             In future filings please revise your discussion of your regulatory capital and ratios to disclose that the fact that the cease and desist order entered into in February requires you to maintain and bolster your capital due to the finding that you are operating with insufficient capital given the level of risk present in your loan portfolio.

We have included the following disclosure regarding capital in our most recent Form 10-Q filing as of June 30, 2009 filed on August 14, 2009:

•      “Increase capital by $12 million, increase capital ratios based on a pre-determined schedule, and develop a comprehensive capital plan to assure compliance with that schedule.  No dividends may be declared without prior regulatory approval.

The $12 million capital increase called for in the agreement, as well as a subsequent $5 million contribution, was made by First Regional Bancorp in the first quarter of 2009 using its existing cash reserves.  The schedule referred to in the agreement calls for the Bank to increase its Tier 1 leverage ratio to 9.5% immediately, and to further increase it to 10% by September 30.  For the second quarter of 2009 the Bank’s Tier 1 leverage ratio (based on average assets) was 9.26%, but was 9.5% based on total assets at the end of the quarter.  A comprehensive capital plan was developed and adopted, which includes plans to meet the September 30 goal, and at this time that objective is expected to be met without the need to raise additional outside capital.  No dividends have been declared by the Bank.”

We would propose to include expanded disclosure in a format similar to the above in future 10-Q and 10-K filings, which would also address the finding concerning the level of risk in the loan portfolio and the need to maintain and bolster our capital.

9.             Please revise future filings to discuss whether you obtained approval to continue accepting brokered deposits.  Please disclose when your current brokered deposits mature and whether you have contingency plans in place to replace these deposits in the event you are unable to obtain regulatory approval to continue to accept these deposits or otherwise cannot replace them upon maturity.

We have included the following disclosure regarding brokered deposits in our most recent Form 10-Q filing as of June 30, 2009 filed on August 14, 2009 and propose to provide updated disclosure in this format in future Form 10-Q and Form 10-K filings:

“The Company utilizes a variety of funding sources in conducting its operations, including the use of “brokered deposits” as defined by banking regulators.  Such brokered deposits totaled $760 million at December 31, 2008.  As a result of First

Regional Bank’s regulatory agreement with the FDIC and the California Department of Financial Institutions, the bank is prohibited from accepting or renewing any brokered deposit, as defined, unless it receives a waiver from the FDIC.  The bank has not received a brokered deposit waiver, and has no plans to seek such a waiver at this time.  Instead, existing brokered deposits are being allowed to leave the bank as they mature.  As of June 30, 2009 the balance of the brokered deposits had been reduced to $518 million; of these, $268 million mature in 2009, $158 million mature in 2010, and $92 million mature in 2011.  The bank anticipates that future brokered deposit outflows will be accommodated using the proceeds of loan repayments, which may be supplemented if necessary by borrowing lines, including FHLB, Federal Reserve Discount Window and other lines of credit which the bank maintains.”

Certain Relationships and Related Transactions, and Director Independence, page 62 Certain Relationships and Related Transactions, page 21 of the Definitive Proxy Statement on Schedule 14A

10.          We note the disclosure on page 21 of your definitive proxy statement that loans made to certain directors and executive officers were made on substantially the same terms as those prevailing at the time for “persons of similar creditworthiness.”  Please confirm, and revise future filings to disclose, if true, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to the lender.  Refer to Instruction 4.c. to Item 404(a) of Regulation S-K.  Refer also to Question 130.05 of the Compliance & Disclosure Interpretations of Regulation S-K.

We do confirm that the loans in question were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to the Company.  We propose to incorporate the preceding language into future filings to clarify our disclosure in this area.

Signatures, page 64

11.                               Please tell us if the report has been signed by the company’s controller or principal accounting officer.  Please also confirm that you will clearly identify the company’s controller or principal accounting officer as a signatory in future filings.  Please make sure this individual signs in his/her professional capacity. Refer to Instruction D(2)(a) to Form 10-K.

Our report was signed by Elizabeth Thompson, the Company’s Chief Financial Officer, who also serves as the Company’s principal accounting officer.  The most recent filings and future filings will clearly identify the professional capacity in which each individual signs, including our principal accounting officer.

Consolidated Financial Statements

2.  Fair Value, page 77

12.                               Please revise your disclosure on page 79 to exclude costs to sell from your disclosure of the balance of impaired loans measured at fair value on a nonrecurring basis.  Refer to paragraph 8 of SFAS 157.

Statement 157 does not amend or override paragraph 13 of Statement 114.  Therefore, the Company is required to consider the estimated selling cost in the measurement of impairment if the selling costs are expected to reduce the cash flows that are available to repay or otherwise satisfy the loan obligation.

Under Financial Accounting Standards Board (“FASB”) Statement No. 114, Accounting by Creditors for Impairment of a Loan, (“FAS 114”), a creditor measures impaired loans by using the present value of the loan’s expected future cash flows discounted at the loan’s effective interest rate.  In a fair value measurement, the market rate of interest would be used instead. Therefore, FASB Statement No. 157, Fair Value Measurements, (“FAS 157”) does not apply to this present value measurement. However, a lender may avail itself to a fair value “practical expedient”  as discussed in paragraph 13 of FAS 114, noted as follows (emphasis added):

When a loan is impaired as defined in paragraph 8 of this Statement, a creditor shall measure impairment based on the present value of expected future cash flows discounted at the loan’s effective interest rate, except that as a practical expedient, a creditor may measure impairment based on a loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent. Regardless of the measurement method, a creditor shall measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A loan is collateral dependent if the repayment of the loan is expected to be provided solely by the underlying collateral. The creditor may choose a measurement method on a loan-by-loan basis. A creditor shall consider estimated costs to sell, on a discounted basis, in the measure of impairment if those costs are expected to reduce the cash flows available to repay or otherwise satisfy the loan. If the present value of expected future cash flows (or, alternatively, the observable market price of the loan or the fair value of the collateral) is less than the recorded investment in the loan 2 (including accrued interest, net deferred loan fees or costs, and unamortized premium or discount), a creditor shall recognize an impairment by creating a valuation allowance with a corresponding charge to bad-debt expense or by adjusting an existing valuation allowance for the impaired loan with a corresponding charge or credit to bad-debt expense.

FAS 157, paragraph C18 states (emphasis added):

In the Exposure Draft, the Board decided to exclude FASB Statement No. 114, Accounting by Creditors for Impairment of a Loan, from the scope of this

Statement. The Board clarified that the measurement for impaired loans, determined using a present value technique, is not a fair value measurement. Respondents agreed. However, they noted that the practical expedient in Statement 114 (observable market price or the fair value of collateral if the loan is collateral-dependent) is a fair value measurement. They said that when the practical expedient is used, the guidance in this Statement should apply. The Board agreed and decided to include Statement 114 in the scope of this Statement as it relates to the practical expedient.

When applying the fair value practical expedient discussed in FAS 114, a creditor can measure an impaired loan, if the loan is collateral-dependent, based upon the fair value of the collateral. Measuring an impaired loan by using the related collateral’s fair value is deemed a fair value measurement of the impaired loan and is therefore subject to the measurement and disclosure provisions of FAS 157. This conclusion is based on the FASB’s discussions during its project to partially defer the effective date of FAS 157 for nonrecurring measurements of nonfinancial assets and liabilities. FAS 157 does not amend or override paragraph 13 of FAS 114. Therefore, the creditor is required to consider the estimated selling cost (on a discounted basis) in the measurement of impairment if the selling costs are expected to reduce the cash flows that are available to repay or otherwise satisfy the loan obligation.

8.  Commitments and Contingencies, page 90

13.                               Please clarify how you met the criteria of paragraph 8 of SFAS 5 to record a loss contingency related to your commitments to extend credit in light of your belief that you do not anticipate any losses as a result of these transactions.

We acknowledge the seeming contradiction in our existing language, which you have pointed out.  We propose to replace the existing disclosure paragraph in future filings with the following language:

“The Bank uses the same standards of credit underwriting in entering into these commitments to extend credit as it does for making loans.  Commitments may expire unused, and consequently, the above amounts do not necessarily represent future cash requirements.  The majority of the commitments above carry variable interest rates.  There is risk inherent in all credit transactions, and accordingly commitments to extend credit are included in determining the appropriate level of the allowance for unfunded commitments and credit exposures.  As of December 31, 2008 and 2007, the allowance for unfunded commitments and letters of credit amounted to $370,000 and $704,000, respectively.  These amounts are included in accrued interest payable and other liabilities in the accompanying balance sheets.”

March 31, 2009 Form 10-Q

Provision for Loan Losses, page 17

14.                               Please revise based on our comments issued on your Form 10-K as applicable.

We have modified the disclosure in the June 30, 2009 10-Q filed August, 14, 2009 and plan to continue such disclosure in the 10-Q and 10-K filings in the future.

15.                               Please revise your discussion to provide additional detail regarding the reasons for fluctuations in your provision for loan losses during the periods presented. For example, your annualized provision for the first quarter of 2009 is far below your annual provision recorded in 2008, yet your past due loans and foreclosed real estate have increased.  Further, given these trends, it is unclear why you experienced such a high level of charge-offs during 2008, but have not experienced a similar level of charge-offs in the first quarter of 2009.  Clarify, if true, you apparently do not anticipate the same level of charge-offs in 2009 and experienced in 2008.

Fluctuations in periodic provisions to the allowance for loan losses are a result of deterioration in credit and real estate valuation .  The deterioration of the economic climate in 2008 led to sharp declines in real estate values and resulted in a corresponding increase in loan losses in that year and continuing in 2009.  These events in turn led to ongoing adjustments in the qualitative analysis we perform as part of our allowance for loan loss methodology, which is designed to consider the current economic environment and its effect on the various types of collateral securing our loans.  We will continue to refine the qualitative analysis we perform pursuant to FAS 5 and FAS 114 to reflect changes in economic and market conditions.  Those future refinements can be expected to give rise to fluctuations in periodic provisions to the allowance for loan losses.

Also, to the extent that appropriate reserves have been established for specific problem assets in a given reporting period, the need for additional reserves on those problem assets is reduced in subsequent periods.  For example, the increase in nonperforming loans reflects deterioration in overall asset quality, but the Company has been able to isolate the losses to certain categories of loans, including land loans, condominium loans, and a related borrower loan concentration.  A migration analysis revealed that the $21 million in land loan losses in 2008 were isolated to four land loans in Riverside County, California.  These four loans represent $19 million, or 90%, of loan losses on land loans in 2008.  The Company has minimal remaining land loan exposure in Riverside County.  The Company also incurred $21 million in losses on condominium construction, of which $19 million resulted from two failed projects in El Cajon, California.  The Company does not have additional exposure in El Cajon.  The Company also incurred $27 million in losses related to a borrower concentration.  The Company developed a workout plan that reduced this borrower concentration to a manageable level, and this active management has prevented a recurrence of the significant losses that occurred in this segment of the portfolio in prior periods.

It is important to note the distinction between the making of a provision to the allowance for loan losses relating to a loan and the decision to charge off some or all of that loan.  Provisions to the allowance represent the amounts needed to bring the allowance to the level determined using the Company’s allowance for loan losses methodology.  Even once a specific allowance has been established for a loan, the actual charge off of a loan occurs only when reasonable avenues of collection have been exhausted, or when a loan is deemed collateral-dependent and the value of the collateral is impaired.  We do anticipate charge-offs to increase in 2009, but there is typically a lag between an increase in nonperforming assets (and the associated increase in allowance provisions) and the determination that a loan requires charge off.  If the Company determines that a loan has no viable secondary repayment source, the Company will charge off any collateral deficiency under the applicable accounting rules.  In doing so, however, the Company typically is using reserves that were established in earlier periods.

We hope you find the above information responsive to your inquiries, and we look forward to any additional comments or questions that you may have.  As stated earlier, we believe your letter and the comments it contains will assist us in achieving our shared objectives of full compliance with the applicable disclosure requirements and the provision of clear and informative disclosure to readers.

Sincerely,

/s/ H. Anthony Gartshore
H. Anthony Gartshore
President and Chief Executive Officer

HAG:bd